Concordia International Corp. Announces Co-Promote Agreement for Donnatal®

•	Performance-based arrangement predicated on sales exceeding predetermined levels

•	Co-promotional agreement is consistent with Concordia’s strategic focus on operational excellence

OAKVILLE, ON, January 3, 2017 - Concordia International Corp. (the "Company") (NASDAQ: CXRX) (TSX: CXR) - together with its subsidiaries ("Concordia") - an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs, today announced it has entered into a three-year, co-promotion agreement with RedHill Biopharma Ltd. (RedHill) (NASDAQ: RDHL) (TASE: RDHL) through which the companies expect to expand sales of Donnatal®, Concordia’s product used in the treatment of irritable bowel syndrome.

Under the terms of the agreement, RedHill intends to increase the promotion of Donnatal® among U.S. doctors who treat irritable bowel syndrome, with marketing efforts anticipated to begin during the current quarter. Over the three-year period, RedHill intends to promote the product in up to 30 sales territories.

RedHill will incur the sales and marketing costs associated with promotional activities, while Concordia will provide materials and samples. Concordia will keep all revenue up to a predetermined level of sales and only after reaching that predetermined level will revenue be shared between the Company and RedHill.

Concordia also plans to continue to sell Donnatal® in U.S. sales territories outside the scope of the RedHill agreement.

“This agreement is a cost-effective approach to promoting Donnatal® in a manner consistent with our long-term strategic focus on operational excellence,” said Allan Oberman, Chief Executive Officer of Concordia. “RedHill’s commercial team is highly motivated and has previous experience in gastroenterology sales. We look forward to partnering with them to market Donnatal® to more key prescribers who we believe can help raise the product’s profile and potentially allow us to reach more patients in the U.S.”

Dror Ben-Asher, Chief Executive Officer of RedHill, said: “We are pleased to partner with Concordia for the U.S. promotion of Donnatal®. With a core U.S. commercial team in place, we plan to initiate promotional activities in the U.S. in the coming months, with a specialty gastrointestinal sales force.”

About Donnatal®
Donnatal® is used as adjunctive therapy for irritable bowel syndrome, a condition characterized by abdominal pain, bloating, and diarrhea or constipation, and acute enterocolitis. It may also be useful as adjunctive therapy for duodenal ulcer. For more information, including prescribing information for Donnatal®, please visit www.donnatal.com.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (NASDAQ/TASE: RDHL) is a specialty biopharmaceutical company headquartered in Israel, primarily focused on the development and U.S. commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill has a co-promotion agreement with Concordia for Donnatal®, an oral commercial adjunctive therapy in the treatment of IBS and acute enterocolitis. RedHill’s pipeline of proprietary products under development includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study and a completed proof-of-concept Phase IIa study for multiple sclerosis; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA® (ABC294640) - a Phase II-stage, orally-administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally-administered uPA inhibitor, targeting gastrointestinal and other solid tumors and (vii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015.

About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs Division, consisting of Photofrin® for the treatment of certain rare forms of cancer.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to the expected expansion of sales of Donnatal® through the RedHill co-promotion agreement, Concordia’s strategic focus on operational excellence (including with respect to the cost-effective approach to the promotion of Donnatal®), the intention to increase the promotion of Donnatal® among U.S. doctors who treat irritable bowel syndrome, the marketing efforts associated with the RedHill co-promotion agreement and the timing thereof, the number of territories in which RedHill will promote Donnatal®, RedHill’s motivation to promote Donnatal® and their prior experience in gastroenterology sales, and marketing Donnatal® to more key prescribers who Concordia believes can help raise the product’s profile and potentially allow Concordia to reach more patients in the U.S. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the inability to promote Donnatal® effectively (including, without limitation, the inability to increase the promotion of Donnatal® among U.S. doctors who treat irritable bowel syndrome), the inability to grow sales of Donnatal® (including, without limitation, through the RedHill co-promotion agreement or due to increased competition), the inability of RedHill to market Donnatal® effectively (including, without limitation, with respect to any delays in agreeing to a commercialization plan with RedHill), risks associated with RedHill not increasing the number of territories to promote the product (including, without limitation, the inability to promote the product in the 30 territories described herein), RedHill’s prior sales experience not benefiting Concordia or the promotion of Donnatal®, the inability to market Donnatal® to more prescribers, risks associated with co-promotion agreements (including, without limitation, with respect to indemnity obligations, termination rights, acts that may be committed by co-promotion partners that may result in liability to Concordia, or the breach of contractual obligations (including unauthorized use of intellectual property or confidential information)), the inability to raise Donnatal®’s profile and/or reach more patients in the U.S., the inability of the RedHill co-promotion agreement to increase Concordia’s revenues, risks associated with the regulatory status of Donnatal®, the inability to develop a new strategic plan and/or implement the Company's key priorities, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities

Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com